
03057137



SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2002

Commission File Number 0-1370

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Longview Fibre Company Salaried 401(k) Savings Plan
% Longview Fibre Company
P. O. Box 639
Longview, Washington 98632

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Longview Fibre Company
P. O. Box 639
Longview, Washington 98632

	Page
Financial statements filed as part of this Form 11-K	3
Consent of Independent Accountants filed as an exhibit to this Form 11-K	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LONGVIEW FIBRE COMPANY
SALARIED 401(k) SAVINGS PLAN COMMITTEE

Date: 4/28-03

By: L. J. McLaughlin
L. J. McLaughlin
Senior Vice President-Finance

Longview Fibre Company

Salaried 401(k) Savings Plan
Report and Financial Statements
October 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201-5638
Telephone (971) 544-4000
Facsimile (971) 544-4100

Report of Independent Accountants

To the Participants and Administrator of
Longview Fibre Salaried 401(k) Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Longview Fibre Salaried 401(k) Savings Plan (the Plan) at October 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended October 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

April 4, 2003

Longview Fibre Company
Salaried 401(k) Savings Plan
Statement of Net Assets Available for Benefits
As of October 31, 2002

	2002	2001
Investments, at fair value (Note 3):		
Mutual Funds	$ 41,252,939	$ 45,662,069
Common and Collective Trust	29,242,895	25,014,129
Longview Fibre Company Stock Fund	5,165,399	8,136,241
Participant Loans	1,685,047	1,706,037
	77,346,280	80,518,476
Receivables:		
Participants' contributions	-	17,764
Employer contributions	-	11,234
Litigation settlement (Note 8)	-	1,393,279
	-	1,422,277
Net assets available for benefits	$ 77,346,280	$ 81,940,753

The accompanying notes are an integral part of this statement.

Longview Fibre Company
Salaried 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended October 31, 2002

Additions:	
Additions to net assets attributed to:	
Investment income (loss):	
Net depreciation in fair value of investments (Note 3)	$ (9,346,832)
Other investment income:	
Participant loan interest	133,286
Dividends and interest	3,946,994
Contributions:	
Participant (less prior year receivable)	3,066,485
Rollovers	87,799
Employer (less prior year receivable)	1,773,230
Transfers from other Company sponsored plans	127,088
Other	1,584
Total additions	(210,366)
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	4,375,820
Administrative expenses	8,064
Transfers to other company sponsored plans	223
Total deductions	4,384,107
Net decrease in assets	4,594,473
Net assets available for benefits:	
Beginning of year	81,940,753
End of year	$ 77,346,280

The accompanying notes are an integral part of this statement.

Longview Fibre Company
Salaried 401(k) Savings Plan
Notes to Financial Statements

1. **Plan Description**

The following description of the Longview Fibre Company Salaried 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all salaried and non-union hourly employees of Longview Fibre Company (the "Company") who have completed one year of service (except for Waltham Plant non-union hourly employees). For purposes of eligibility, one year of service is each consecutive twelve-month period ending on the day preceding the anniversary of an employee's date of hire during which the employee has rendered at least 870 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Investment of Plan Assets
Upon enrollment in the Plan, a participant may direct contributions in whole percentage increments into the following funds:

- American Century Value Fund seeks long-term capital growth by investing primarily in common stocks that are considered to be undervalued and have better than average prospects for appreciation. Income is a secondary objective.

- American Century Income and Growth Fund seeks long-term growth of capital by investing in larger-sized companies with stocks that have a higher expected dividend yield and higher overall return potential than the Standard & Poor's Stock Index.

- Berger Small Cap Value Fund seeks long-term growth of capital by investing in the stocks of small companies whose stock is considered undervalued in the marketplace relative to their assets, earnings, cash flow, or business franchise.

- Columbia Real Estate Equity Fund seeks a high level of dividend income and long-term growth of capital by investing in equity securities of companies in the real estate industry.

- Franklin Small-Mid Cap Growth Fund seeks long-term capital growth by investing primarily in stocks of U.S. small cap companies with a market capitalization of less than $1 billion U.S.

- Harbor Capital Appreciation Fund seeks long-term growth of capital by investing in common stocks, convertible securities, and other equity securities of companies that typically have market capitalizations of at least $1 billion.

- Janus Fund seeks capital appreciation with income as a secondary investment objective by investing in common stocks of small, rapidly growing companies.

- Janus Worldwide Fund seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers.

- MSIFT Fixed Income Portfolio Fund seeks to achieve above-average total return, consistent with reasonable risk, by investing in a diversified portfolio of U.S. Government securities, corporate bonds, foreign fixed-income securities, and mortgage-backed securities.

- MSIFT Mid Cap Growth Fund seeks above-average long-term return (primarily through capital appreciation) through investments in the common stock of small and mid-size companies that have the potential for superior long-term earnings growth.

- MSIFT Small Cap Value Advisor Fund seeks above-average, long-term growth by investing in small and medium sized companies as represented in the Russell 2000 Index.

- Putnam International Growth Fund seeks long-term growth of capital by investing in both large and small company international stocks with a relatively strong growth trend or stocks that are undervalued.

- T. Rowe Price Science & Technology Fund seeks to invest a least 65% of its total assets in the common stocks of companies that seek to develop or utilize scientific and technological advances.

- Templeton Developing Markets Trust Fund seeks long-term capital appreciation by investing primarily in equity securities of companies in countries with emerging markets.

- Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index.

- Vanguard Balanced Index Fund seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

- Vanguard Extended Market Index Fund seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

- Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

- Vanguard LifeStrategy Funds (Vanguard Life Strategy Income Fund, Vanguard Life Strategy Conservative Growth Fund, Vanguard Life Strategy Moderate Growth Fund, Vanguard Life Strategy Growth Fund) consists of four separate funds that include a portfolio of stocks, bonds and cash investments based on different asset ranges for each asset class.

- Vanguard Mid-Cap Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged Standard & Poor's Mid-Cap 400 Index in approximately the same proportions as those stocks represented in the index.

- Vanguard Retirement Savings Trust Fund seeks to provide a high level of income and a stable unit value of $1 in most cases.

- Vanguard Small-Cap Growth Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged Standard & Poor's Small Cap 600/BARRA Growth Index in approximately the same proportions as those stocks represented in the index.

- Vanguard Small-Cap Index Fund seeks to provide long-term growth of capital by investing in a sample of stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

- Vanguard Small-Cap Value Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged Standard & Poor's Small Cap 600/BARRA Value Index in approximately the same proportions as those stocks represented in the index.

- Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

- Vanguard Total International Stock Index Fund seeks to provide long-term growth of capital by investing in three other Vanguard mutual funds: the European Stock Index Fund, Pacific Stock Index Fund, and Emerging Markets Stock Index Fund. This gives the total International Stock Index Fund exposure to stocks from more than 30 countries.

- Vanguard Total Stock Market Index Fund seeks to provide long-term growth of capital and income by attempting to match the investment results of the Wilshire 5000 Equity Index, an unmanaged index that covers all regularly traded U.S. stocks.

- Vanguard U.S. Growth Fund seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

- Vanguard Windsor II Fund seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

- Longview Fibre Company Stock Fund consists of Longview Fibre Company common stock and seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

Contributions

Each year, participants may contribute up to 19 percent of their annual compensation as a pre-tax contribution, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The plan currently offers 31 mutual funds, 1 common and collective trust and 1 Company stock fund as investment options for participants. The Company contributes 75 percent of the first 6 percent of base compensation that a participant contributes to the Plan. The matching Company contribution is invested in various investment options, as directed by the participants. Contributions are subject to limitations established in the Internal Revenue Code (IRC) Section 415 (c). Additionally, the Tax Reform Act of 1986 limits annual amounts deferred by participants under all deferral arrangements to $11,000 for taxable year 2002.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contributions and (b) any applicable fund earnings or losses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are fully vested in their pre-tax and after-tax contributions, including earnings thereon.

The Company's matching contributions become vested as follows:

Years of Service	
Fewer than 5	0%
5 or more	100%

Effective October 31, 2002, the Company's matching contributions will become vested as follows:

Years of Service	
Fewer than 3	0%
3 or more	100%

In addition, the Plan provides for full vesting of the Company's contributions, including earnings thereon, upon retirement, death or permanent and total disability. Normal retirement age is 65.

If a participant who is not fully vested terminates employment and returns to service after a break of five years or more, the value of the Company's contributions credited to the participant's account prior to termination of employment is permanently forfeited. If a participant terminates employment but returns to service after a break in service of less than five years, the current value of the Company's contributions credited to the participant's account prior to termination of service is credited to the participant's account upon the participant's return to service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.75 percent to 10.50 percent, which are commensurate with the prime rate as announced the last business day of each calendar quarter. Principal and interest is paid ratably through at least monthly payroll deductions.

Payment of Benefits

If a participant's account balance exceeds $5,000 upon termination due to retirement, death or disability, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, a partial payment (up to four per year), or quarterly installments over a period not to exceed the life expectancy of the participant and his beneficiary. If upon termination, a participant's account balance does not exceed $5,000, it will be distributed in the form of a single lump sum distribution. A lump-sum withdrawal may also be made upon attainment of age 59-1/2 or in the event of hardship. Withdrawal requests for financial hardship must be approved by the administrative committee and are limited to the amount of a participant's fully vested account balance.

Forfeited Accounts

As of October 31, 2002, and October 31, 2001, the Plan had amounts totaling $241,758 and $208,993, respectively, representing forfeited, nonvested amounts resulting from employee terminations. These amounts were allocated back into the Plan subsequent to employee termination, and will be used to restore accounts of rehired former participants, pay Plan fees and expenses, and to reduce future matching contributions.

Fees and Expenses

The Plan provides that the Company will pay administrative costs and expenses of the Plan, including trustee and management fees. Such costs not paid by the Company are paid from the Plan's assets. Fees for participant loans are paid by the respective participants.

2. Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding principal balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

	October 31, 2002	October 31, 2001
Vanguard 500 Index Fund	$ 13,020,852	$ 15,403,024
Vanguard Balanced Index Fund	12,406,600	14,370,629
Longview Fibre Company Stock Fund	5,165,399	8,136,241
Vanguard Retirement Savings Trust Fund	29,242,895	25,014,129

During the fiscal year ended October 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Mutual Funds	$ (6,152,819)	$ (12,139,389)
Longview Fibre Company Stock Fund	(3,194,013)	(1,913,072)
	$ (9,346,832)	$ (14,052,461)

4. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (the "Trustee"). Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan amounted to $8,064 for the year ended October 31, 2002.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 14, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirement of the IRC.

7. Plan Amendments

Effective November 1, 2000, the Company amended and restated the Plan to comply with changes in the laws contained in the Uruguay Round Agreements Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and the Internal Revenue Service Restructuring and Reform Act of 1998, collectively referred to as "GUST".

Effective November 1, 2000, Amendment No. 1 revises the eligibility date from the month following an initial 12-month eligibility period to the first day of the payroll period following the initial 12-month eligibility period.

Effective for years beginning after December 31, 2001, Amendment No. 2 complies with the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

8. Litigation Settlement

During February 2000, the Company initiated a lawsuit on behalf of the Plan, the Longview Fibre Branch Plant Employees' 401(k) Plan and the Longview Fibre Hourly Employees' 401(k) Savings Plan (collectively "the Plans") against Merrill Lynch, the Plans' former trustee, seeking damages arising from Merrill Lynch's alleged failures in connection with its operation of the Longview Fibre Stock Funds (the "Funds"). On October 31, 2001, the parties entered into a settlement agreement on behalf of the Plans. In compliance with the terms of the settlement agreement, Merrill Lynch paid $1,750,000 to the Trustee on behalf of the Plans on November 2, 2001 and the Company paid $1,299,187 to the Trustee on behalf of the Plans on November 6, 2001. Of the amounts paid to the Trustee on behalf of the Plans by the Company and Merrill Lynch, $1,393,279 was allocated to the Plan. These amounts were held in the Vanguard Treasury Money Market Fund until December 4, 2001, at which time, the amounts plus earnings thereon, were allocated to individual participant accounts.

Longview Fibre Company
Salaried 401(k) Savings Plan
Form 5500 Schedule H, Line 4i
Schedule of Assets Held for Investment Purposes
As of October 31, 2002

Identity of Issue	Investment Type	Cost**	Current Value
American Century Value Fund	Mutual Fund		$ 126,563
American Century Income & Growth Fund	Mutual Fund		202,585
Berger Small Cap Value Fund	Mutual Fund		660,069
Columbia Real Estate Equity Fund	Mutual Fund		110,678
Franklin Small-Mid Cap Growth Fund	Mutual Fund		65,994
Harbor Capital Appreciation Fund	Mutual Fund		1,113,527
Janus Fund	Mutual Fund		157,815
Janus Worldwide Fund	Mutual Fund		249,911
MSIFT Fixed Income Portfolio Fund	Mutual Fund		141,993
MSIFT Mid Cap Growth Fund	Mutual Fund		54,648
MSIFT Small Cap Value Advisor Fund	Mutual Fund		97,324
Putnam International Growth Fund	Mutual Fund		402,368
T. Rowe Price Science & Technology Fund	Mutual Fund		537,707
Templeton Developing Market Trust Fund	Mutual Fund		6,103
*Vanguard 500 Index Fund	Mutual Fund		13,020,852
*Vanguard Balanced Index Fund	Mutual Fund		12,406,600
*Vanguard Extended Market Index Fund	Mutual Fund		413,093
*Vanguard International Growth Fund	Mutual Fund		173,791
*Vanguard LifeSt Conserv Growth Fund	Mutual Fund		1,340,037
*Vanguard LifeSt Growth Fund	Mutual Fund		3,228,455
*Vanguard LifeSt Income Fund	Mutual Fund		753,473
*Vanguard LifeSt Moderate Growth Fund	Mutual Fund		1,852,468
*Vanguard Mid-Cap Index Fund	Mutual Fund		167,682
*Vanguard Retirement Savings Trust Fund	Common and Collective Trust		29,242,895
*Vanguard Small-Cap Growth Index Fund	Mutual Fund		69,795
*Vanguard Small-Cap Index Fund	Mutual Fund		50,214
*Vanguard Small-Cap Value Index Fund	Mutual Fund		317,098
*Vanguard Total Bond Market Index Fund	Mutual Fund		2,752,316
*Vanguard Total International Stock Index Fund	Mutual Fund		3,844
*Vanguard Total Stock Market Index Fund	Mutual Fund		294,948
*Vanguard U.S. Growth Fund	Mutual Fund		32,058
*Vanguard Windsor II Fund	Mutual Fund		448,930
*Longview Fibre Company Stock Fund	Company Stock Fund		5,165,399
*Loan Fund	4.75% - 10.50%		1,685,047
Total assets held for investment purposes			$ 77,346,280

* Party in Interest
** Cost information has been omitted under ERISA regulations as these investments are participant directed.



PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201-5638
Telephone (971) 544-4000
Facsimile (971) 544-4100

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.33-14358) of Longview Fibre Company of our report dated April 4, 2003 relating to the financial statements of the Longview Fibre Salaried 401(k) Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

April 28, 2003